LORRAINE YOUNG FCIS
COMPANY SECRETARY

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6030
FAX +44 (0)20 7659 6001
EMAIL lorraine.young@brambles.com

8 April 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Lorraine Young
Company Secretary

dlw 4/23

82-5205

SALE OF WAGON RENTAL BUSINESS –
EUROPEAN COMMISSION REGULATORY APPROVAL

We refer to our announcement on 15 November 2001 that Brambles had reached agreement to sell its European Rail Division, Groupe CAIB, subject to the approval of relevant competition authorities.

We wish to advise that the main approval from the European Commission has now been received, although some further national regulatory approvals are required before the transaction can be completed.

3 April 2002